ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

August 26, 2013

Enerplus Announces Cash Dividend for September 2013

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) announces that a cash dividend in the amount of CDN$0.09 per share will be payable on September 20, 2013 to all shareholders of record at the close of business on September 5, 2013. The ex-dividend date for this payment is September 3, 2013.

The CDN$0.09 per share dividend is equivalent to approximately US$0.09 per share if converted using the current Canadian/US dollar exchange rate of 0.9510. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable.

The dividend paid by Enerplus is considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

Shareholders are reminded that the Stock Dividend Program ("SDP") is available to all shareholders. The benefits of the SDP include:
- Shareholders can elect to receive dividends paid in Enerplus shares at a 5% discount to an average market price;
- The SDP has certain attributes that make it more attractive than a traditional DRIP to most shareholders who hold their Enerplus shares in taxable accounts;
- No commissions or fees; and
- Optional participation in the SDP, allowing our shareholders to continue to receive cash dividends unless they elect to receive stock dividends.

Shareholders are encouraged to visit our website at www.enerplus.com for further details.

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation